Exhibit 99.2

CORPBANCA AND SUBSIDIARIES

As of November 30, 2009

The following interim financial information of CorpBanca as of November 30, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4.621.747
Total assets	6.190.613

Current accounts and demand deposits	440.527
Time deposits and savings accounts	3.181.742
Borrowings from financial institutions	356.961
Debt issued	899.544

Equity	494.644

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	274.828
Provisions for loan losses	(62.725)
Operating expenses	(119.510)

Operating income	92.593
Income attributable to investments in other companies	439

Income before taxes	93.032
Income taxes	(15.059)

Net income for the period	77.973

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer